American Funds Portfolio Series
6455 Irvine Center Drive
Irvine, California  92618

Phone (213) 486 9447
Fax (213) 486 9455
E-mail: siik@capgroup.com

Steven I. Koszalka
Secretary

March 16, 2012

Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071

Re:         Investment Letter

Gentlemen and Ladies:

American Funds Portfolio Series, a Delaware statutory trust (the “Series”), hereby offers to sell to you 10,000 shares of its Class A shares of beneficial interest, 1,250 shares in each of the eight (8) Series’ portfolios, no par value, (the “Shares”) at a price of $10.00 per share upon the following terms and conditions:

You agree to pay to the Series the aggregate purchase price of $100,000.00 against delivery of a statement confirming the registration of the Shares in your name.

You represent to the Series that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Series, as shall be reflected in an Investment Advisory and Service Agreement between you and the Series.  You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,

AMERICAN FUNDS PORTFOLIO SERIES

By           /s/ Steven I. Koszalka
Steven I. Koszalka

Confirmed and agreed to March 16, 2012

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By         /s/ Paul G. Haaga, Jr.
Paul G. Haaga, Jr.
Chairman